Exhibit (a)(5)(D)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase, dated January 28, 2011,

and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the

Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser (as defined below) by

Goldman, Sachs & Co. (the “Dealer Manager”) or one or

more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.

Notice of Offer to Purchase for Cash

All of the Outstanding Shares of Common Stock

of

GENOPTIX, INC.

at

$25.00 Net Per Share

by

GO MERGER SUB, INC.

a Direct Wholly-Owned Subsidiary

of

NOVARTIS FINANCE CORPORATION

an Indirect Wholly-Owned Subsidiary

of

NOVARTIS AG

GO Merger Sub, Inc., a Delaware corporation (the “Purchaser”) and a direct wholly-owned subsidiary of Novartis Finance Corporation, a New York corporation (“Parent”) and an indirect wholly-owned subsidiary of Novartis AG, a stock corporation organized under the laws of Switzerland, is making an offer to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Genoptix, Inc., a Delaware corporation (the “Company”), at a price of $25.00 per Share, net to the seller in cash, without interest and less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 28, 2011 (the “Offer to Purchase”), and in the related Letter of Transmittal (such offer, together with any amendments or supplements thereto, collectively constitute the “Offer”).

THE OFFER WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, FEBRUARY 25, 2011 (WHICH IS THE END OF DAY ON FEBRUARY 25, 2011), UNLESS THE OFFER IS EXTENDED. PREVIOUSLY TENDERED SHARES MAY BE WITHDRAWN AT ANY TIME UNTIL THE OFFER HAS EXPIRED AND, IF THE PURCHASER HAS NOT ACCEPTED SUCH SHARES FOR PAYMENT BY MARCH 28, 2011, SUCH SHARES MAY BE WITHDRAWN AT ANY TIME AFTER THAT DATE UNTIL THE PURCHASER ACCEPTS SHARES FOR PAYMENT.

The Offer is being made pursuant to the Agreement and Plan of Merger dated as of January 24, 2011 (the “Merger Agreement”), by and among Parent, the Purchaser and the Company. The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Condition (as defined below), (ii) the expiration or termination of any applicable waiting period under any applicable antitrust law, including the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and (iii) the Regulatory Conditions (as defined below).

The term “Minimum Condition” is defined in Section 15 — “Certain Conditions of the Offer” of the Offer to Purchase and generally requires that the number of outstanding Shares which have been validly tendered in the Offer and not properly withdrawn prior to the expiration of the Offer (as it may be extended pursuant to the Merger Agreement), when added to any Shares then beneficially owned by Parent or Purchaser, represents at least a majority of the total number of the Shares then outstanding on a “fully diluted basis” after giving effect to the exercise, conversion or exchange of any Company options, warrants, convertible notes, stock appreciation rights, restricted stock units or other rights to acquire Shares then outstanding (other than Company options that have a per share exercise price that is greater than the price per share paid in the Offer), regardless of whether or not then vested, at the Expiration Date (as defined below).

The term “Regulatory Conditions” is defined in Section 15 — “Certain Conditions of the Offer” and generally requires that (i) a certain specified clinical laboratory license be, and has been since January 24, 2011, valid and in all material respects in full force and effect (except where the failure to be in full force and effect would not have an appreciably adverse effect on the Company’s business as a whole), (ii) there be no orders, decrees or rulings issued by any governmental body or any laws enacted or deemed applicable to the Offer or the Merger that would prevent the consummation of the Offer or the Merger or would reasonably be expected to limit the ability of Novartis AG or any of its affiliates to pay for or own Shares of the Company or result in any divestiture of any of Novartis AG’s or any of its affiliates’ or the Company’s assets and (iii) there be no legal proceedings by any governmental body seeking to prevent the consummation of the Offer or the Merger or which, if successful, would reasonably be expected to limit the ability of Novartis AG or any of its affiliates to pay for or own Shares of the Company or result in any divestiture of any of Novartis AG’s or any of its affiliates’ or the Company’s assets.

The Merger Agreement provides, among other things, that following the expiration of the Offer and subject to certain conditions, the Purchaser will be merged (the “Merger”) with and into the Company, with the Company continuing as the surviving corporation as a wholly-owned subsidiary of Parent. Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than (i) Shares owned by the Company or any of its wholly-owned subsidiaries (or held in the Company’s treasury) or owned by Parent, Purchaser or any wholly-owned subsidiary of Novartis AG, which will be cancelled and will cease to exist, and  (ii) Shares owned by the Company’s stockholders who perfect their appraisal rights under Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”)), will be converted into the right to receive $25.00 net in cash, without interest and less any required withholding taxes.

The Board of Directors of the Company unanimously (i) determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement (collectively, the “Transactions”) are fair to and in the best interests of the Company and its stockholders, (ii) approved and declared advisable the Merger Agreement, the Offer, the Merger and the other Transactions in accordance with the requirements of the DGCL and (iii) resolved to recommend that the Company’s stockholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer, and, if necessary under applicable law, adopt the Merger Agreement and approve the Merger.

For purposes of the Offer (including during any Subsequent Offering Period), the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when the Purchaser gives oral or written notice to JPMorgan Chase Bank, N.A. (the “Depositary”) of the Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from the Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares or confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in Section 2 — “Acceptance for Payment and Payment for Shares” of the Offer to Purchase) pursuant to the procedures set forth in the Offer to Purchase, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of book-entry transfer, an Agent’s Message (as defined in Section 2 — “Acceptance for Payment and Payment for Shares” of the Offer to Purchase) and (iii) any other documents required by the Letter of Transmittal.

The Offer will expire at 12:00 midnight, New York City time, on Friday, February 25, 2011 (which is the end of the day on February 25, 2011), unless the Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the expiration date of the Offer is the latest date at which the Offer, as so extended, expires (such date, including any such extensions, the “Expiration Date”).

The Merger Agreement provides that the Purchaser may, without the Company’s consent, extend the Offer for periods of 10 business days (or such other number of business days as may be jointly determined by Purchaser and the Company) if at any then-scheduled Expiration Date any of the conditions to the Purchaser’s obligation to accept for payment and pay for the Shares validly tendered in the Offer shall not be satisfied or, if permitted under the Merger Agreement, waived, until such time as such condition or conditions are satisfied or waived and subject to the Purchaser’s and Parent’s termination rights, if requested by the Company, the Purchaser must, and Parent must cause Purchaser to, extend the Offer for periods of 10 business days (or such other number of business days as may be jointly determined by Purchaser and the Company) if at any then-scheduled expiration of the Offer any of the conditions to the Purchaser’s obligation to accept for payment and pay for the Shares validly tendered in the Offer are not satisfied or, if permitted under the Merger Agreement, waived, until such time as such condition or conditions are satisfied or waived. The Purchaser will not, however, be required to extend the Offer beyond the earlier of (i) the termination of the Merger Agreement and (ii) the Outside Date.  The “Outside Date” is (x) April 28, 2011 or (y) May 28, 2011 in the event that (1) all of the Offer Conditions have been satisfied or waived as of April 28, 2011 except for (a) the Minimum Condition and (b) the expiration or termination of any applicable waiting period under any applicable antitrust law, including the HSR Act or (2) if Purchaser is exercising its option to extend the Offer and all of the Offer Conditions have been satisfied or waived as of April 28, 2011, except for (a) the Minimum Condition and (b) the Regulatory Conditions.

The Merger Agreement further provides that if necessary to obtain sufficient Shares (without regard to the exercise of the Top-Up Option (as defined in Section 11 of the Offer to Purchase)), such that Parent, Purchaser and their respective subsidiaries hold, in the aggregate, at least 90% of the outstanding Shares, Purchaser may, in its sole discretion, provide for a subsequent offering period (a “Subsequent Offering Period”) in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”). Additionally, in the event that more than 80% of the outstanding Shares have been validly tendered and not properly withdrawn pursuant to the Offer following the Expiration Date, if requested by the Company, Purchaser must, and Parent must cause Purchaser to, provide for a Subsequent Offering Period unless (i) Purchaser exercises the Top-Up Option or (ii) Parent, Purchaser and their respective subsidiaries own more than 90% of the outstanding Shares. The termination rights of the parties to the Merger Agreement are as set forth in the Merger Agreement and remain unaffected by the provisions in the Merger Agreement described above.

Any extension of the Offer will be followed as promptly as practicable by a public announcement. Such announcement will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw such stockholder’s Shares except during any Subsequent Offering Period. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless previously accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after March 28, 2011. If the initial offering period has expired and the Purchaser provides for a Subsequent Offering Period, Shares tendered during a Subsequent Offering Period may not be withdrawn. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If share certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such share certificates, the serial numbers shown on such share certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3  — “Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3  — “Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. All questions as to validity, form, eligibility (including time of receipt) and acceptance for payment of any tendered Shares will be determined by the Purchaser, in its sole discretion, which determination shall be final and binding on all parties.

The receipt of cash for Shares in the Offer and the Merger will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. Stockholders should consult with their tax advisors as to the particular tax consequences of the Offer and the Merger to them, including the applicability and effect of the alternative minimum tax and any state, local or foreign income and other tax laws and of changes in such tax laws. For a more complete description of certain material United States federal income tax consequences of the Offer and the Merger, see Section 5  — “Certain United States Federal Income Tax Consequences” of the Offer to Purchase.

The information required to be disclosed by Paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference. The Company has provided the Purchaser with the Company’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to banks, brokers, dealers and other nominees whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

Questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below. Questions or requests for additional copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be directed to the Information Agent or the Dealer Manager. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

Georgeson Inc.

199 Water Street, 26th Floor

New York, NY 10038-3560

Banks and Brokerage Firms, Please Call:

(212) 440-9800

Stockholders and All Others Call Toll-Free:

(888) 206-5896

The Dealer Manager for the Offer is:

Goldman, Sachs & Co.

200 West Street

New York, New York 10282

(212) 902-1000 (Direct)

or

(800) 323-5678 (Toll-Free)

January 28, 2011